WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

The following management discussion and analysis of Western Copper and Gold Corporation (together with its subsidiaries, "Western" or the "Company") is dated March 26, 2021, and provides an analysis of the Company's results of operations for the year ended December 31, 2020.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance.  The information should be read in conjunction with Western's audited consolidated financial statements for the year ended December 31, 2020, and the notes thereto prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").  The Company's accounting policies are described in note 3 to the audited consolidated financial statements for the year ended December 31, 2020.  All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Western is listed on the Toronto Stock Exchange ("TSX") and the NYSE American under the symbol WRN. Additional information relating to the Company, including the Company's Annual Information Form for the year ended December 31, 2020 ("AIF"), is filed with Canadian regulators on SEDAR at www.sedar.com.  This information, along with Western's annual report on Form 40-F, filed with the United States Securities and Exchange Commission (the "SEC"), is also available at edgar.sec.gov/edgar.shtml.

The operations of the Company are speculative due to the high-risk nature of the mining industry.  Western faces risks that are generally applicable to its industry and others that are specific to its operations.  Certain key risks affecting the Company's current and future operations are discussed in its AIF and Form 40-F.  This list is not exhaustive.  Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company's operations.  Such risk factors could materially affect the value of the Company's assets and future operating results, and could cause actual results to differ materially from those described in the forward looking statements contained in this management discussion and analysis.  Reference is made to the discussion of forward-looking statements at the end of this document.

DESCRIPTION OF BUSINESS

Western Copper and Gold Corporation and its wholly-owned subsidiary, Casino Mining Corp. ("Casino Mining"), are focused on advancing the Casino project ("Casino" or "Casino Project") towards production.  The Casino Project is located in Yukon, Canada and hosts one of the largest undeveloped copper-gold deposits in Canada.

CORPORATE DEVELOPMENT

Financings

On November 24, 2020, Western completed an offering of common shares of the Company (the "Offering").  The Company sold 19,828,300 common shares at a price of $1.45 per common share for gross proceeds $28,751,035. The Company incurred $1,803,636 in costs associated with the Offering.  The Offering was made by way of a prospectus supplement to the Company's existing Canadian base shelf prospectus and related U.S. registration statement on Form F-10.  The U.S. form of base shelf prospectus is included in the registration statement.

On June 1, 2020, the Company completed a non-brokered private placement of flow-through common shares (the "FT Shares").  The Company issued a total of 4,000,000 FT Shares at a price of $1.12 per FT Share for aggregate gross proceeds of $4,480,000.  Issuance costs related to the private placement totaled $74,656.

1

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

On February 28, 2020, the Company completed a private placement, wherein strategic investor and director Michael Vitton purchased 3,000,000 units at a price of $0.65 per unit for gross proceeds of $1,950,000. Each unit consists of one common share of the Company and half of one warrant (each whole warrant, a "Warrant").  Each Warrant entitles the holder to purchase one additional share at a price of $0.85 until February 28, 2025.

Director Changes

On November 6, 2020, the Company appointed Dr. Bill Williams to Western's Board of Directors.  Dr. Williams is an economic geologist with nearly 40 years of experience related to the exploration and development of mining and oil & gas projects as well as oversight of mining operations. He provides consulting services to the mining industry with a focus on company/project evaluations, M&A analyses, risk analysis, project management, and permitting strategies.  Most recently, he served as the Interim CEO and Director of Detour Gold Corporation and was a Director and COO of Zinc One Resources Inc.

Mr. Michael Vitton was elected to the board of directors at the Company's recent Annual General Meeting ("AGM") held on June 10, 2020.  Longtime board member Robert Gayton did not stand for re-election at this year's AGM.

Mr. Vitton is the former Executive Managing Director, Head, US Equity Sales, Bank of Montreal Capital Markets (BMO Capital Markets) where he originated and placed more than USD $200 billion through public and secondary offerings and M&A transactions across all sectors. In the metals and mining sector, Mr. Vitton has acted as seed investor, lead/co-lead underwriter or in a M&A capacity in some of the most important deals in the sector including African Platinum Ltd., Arequipa Resources Ltd., Bema Gold Corp, Brancotte Resources, Comaplex Minerals Corp., Detour Gold Corp, Diamond Fields Resources Inc., Echo Bay Mines Ltd., Francisco Gold Corp., Franco-Nevada Corp., Gammon Gold Inc., Getchell Gold Corp., Golden Shamrock Mines Ltd., Guinor Resources Ltd., Hemlo Gold Mines Inc., Ivanhoe Mines Ltd., Meridian Gold Inc., MexGold Resources Inc., Minefinders Corporation Ltd., Moto Goldmines Ltd., New Gold Inc., Northern Orion Resources Inc., Osisko Mining Inc, Peru Copper Inc., Wheaton River Minerals Ltd., Randgold Resources Ltd., Rio Narcea Gold Mines Ltd., Skye Resources Inc., Semafo Inc., Sino Gold Mining Ltd., UrAsia Energy, UraMin Inc. among many others. Mr. Vitton was also the co-founder of MMX Minerals e Metalicos SA (Brazil) (“MMX”) and LLX Logistica SA (Brazil). MMX sold Minas Rio and Amapa assets to Anglo American Corporation for USD $5.5 billion in cash in December 2008, returning USD $8.8 billion in cash or stock distributions to MMX shareholders, offering six times return from IPO. LLX Logistica (Acu Port) was sold to EIG (Energy Infrastructure Group). Additionally, he co-founded Petro Rio SA, one of the leading Brazilian public oil and gas producers, producing over 35,000 bbls per day, with a current market capitalization of USD $2.8 billion.

Recently, Mr. Vitton acted as seed investor and capital markets advisor to Newmarket Gold Inc., which was sold to Kirkland Lake Gold Ltd. for CAD $ 1 billion, combining to form a CAD $2.4 billion company. Kirkland Lake Gold Ltd. was awarded 2018 Digger of the Year (Diggers and Dealers). He acted as investor and capital markets advisor to ASX-listed Gold Road Resources Ltd., raising AUD $57 million, and bringing the Gruyere gold mine into production jointly with Gold Fields SA. Gold Road Resources Ltd. won the Diggers and Dealers award for best deal in 2017. He acted as investor and advisor to Cardinal Resources Ltd. in its acquisition by Shandong Gold Group. Mr. Vitton is currently an investor, director and special committee member of Premier Gold Mines Limited [TSX:PG], which is  being acquired by Equinox Gold Corp. Mr. Vitton is a partner and member of P5 Infrastructure, operating in partnership with EQT Infrastructure/CMA CGM, where EQT Infrastructure/P5 Infrastructure acquired 90% of Global Gateway South Terminal, a deep sea terminal in Long Beach Harbor, CA. Mr. Vitton is a graduate of the University of Michigan Business School, former Seat Holder, NYSE, and former President, New York Society of Metals Analysts. He has invested and partnered with some of the largest sovereign fund, private equity funds, mutual and hedge funds. Mr. Vitton is focused on the energy, infrastructure, industrial and mining sectors.

On August 17, 2020, Archie Lang resigned from the board of directors of the Company.

CASINO PROJECT UPDATE

2020 Drilling and Exploration Program Results

On February 2, 2021, the Company announced it's 2020 drilling and exploration program results.  The exploration program consisted of 12,008 m of diamond drilling in 49 holes. There were four major drilling targets:  the "Gold Zone", a zone of higher-grade gold values along the southern and western margins of the Casino deposit; step-out drilling at the "Northern Porphyry Zone"; drilling in the "Casino West Zone" west of the Gold Zone; and a new target in the "Ana Zone" located 2 km west of the Casino West Zone within the Canadian Creek claim block acquired in 2019. A full table of all drill results can be found here: http://westerncopperandgold.com/wp-content/uploads/2021/02/2020_Drill_Results.pdf

2

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

Gold Zone and Deposit Core

Drilling at the Gold Zone confirmed the higher copper and gold grades of the breccia-hosted mineralization. All 20 completed holes within the Gold Zone returned notable intervals of mineralization.

Of note is an area within the eastern Gold Zone where a cluster of angle holes, DDH20-05, 08, 27, and 46, were drilled into the core of the Casino porphyry-copper system.  Holes DDH20-05, 08, and 27 drilled a leached cap whose thickness is approximately 100 m over an area of 500 m by 300 m.  These holes confirmed gold grades that are significantly higher than the 0.25 g/t gold measured and indicated heap-leach resource grade1.  In addition, holes DDH20-05, 08, and 46 confirmed gold and copper grades significantly higher than the 0.16% copper and 0.18 g/t gold grades of the measured and indicated mill resource1. These grades extend over 100 m below the leached cap in the supergene and hypogene zones and cover an area of 800 m x 500 m.  This material would be targeted in the early years of the mill operation.

Also, higher-grade gold-silver intervals spatially related to the late-stage Patton Porphyry dykes throughout the main deposit enrich the tenor of mineralization locally within the Gold Zone.

Table 1: Significant drill intercepts from the eastern Gold Zone

Hole	Met Zone	Hole Length	From (m)	To (m)	Width (m)[2]	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	CuEq (%)[3]
DDH20-05	Leached Cap	354.48	3.25	178.74	175.49	0.06	0.76	5.5	0.029
	Supergene		178.74	223.15	44.41	0.74	0.83	6.0	0.081	1.77
	Hypogene		223.15	354.48	131.33	0.36	0.46	3.1	0.018	0.82
DDH20-08	Leached Cap	271.27	7.40	169.70	162.30	0.03	0.44	3.6	0.015
	Supergene		169.70	218.00	48.30	0.52	0.77	7.9	0.038	1.36
	Hypogene		218.00	271.27	53.27	0.36	0.56	5.8	0.020	0.95
DDH20-27	Leached Cap	148.44	9.05	148.44	139.39	0.00	0.29	1.2	0.000
DDH20-46	Leached Cap	301.75	3.30	145.10	141.80	0.01	0.28	5.4	0.002
	Supergene		145.10	172.09	26.99	0.28	0.37	2.40	0.004	0.61
	Hypogene		172.09	301.75	129.66	0.24	0.38	2.80	0.014	0.63

Northern Porphyry

At the Northern Porphyry Zone, step-out drill holes like DDH20-09 and 44 increased the northern extent of mineralization by approximately 500 m (Table 2).

Table 2: Significant drill intercepts from the Northern Porphyry

Hole	Met Zone	Hole Length	From (m)	To (m)	Width (m)[2]	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	CuEq (%)[3]
DDH20-09	Supergene	260.60	7.30	61.30	54.00	0.30	0.25	1.30	0.003	0.52
	Hypogene		61.30	260.60	199.30	0.16	0.19	1.20	0.005	0.34
DDH20-44	Leached Cap	300.23	0.90	21.90	21.00	0.14	0.20	3.10	0.006
	Supergene		21.90	85.10	63.20	0.18	0.15	0.90	0.004	0.32

3

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

Hole	Met Zone	Hole Length	From (m)	To (m)	Width (m)[2]	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	CuEq (%)[3]
	Hypogene		85.10	300.23	215.13	0.13	0.16	1.00	0.014	0.32

Casino West and Ana

Drilling at the Casino West Zone focused on the southern flank of the Canadian Creek valley. Although no significant values were returned from the farthest upslope holes, values increased progressively downslope towards Canadian Creek, reaching a maximum value of 0.30% CuEq3 over 87.00 m in DDH20-37.

The program included three holes targeting the Ana Zone, centered 4 km west of the core of the main deposit.  All returned narrow mineralized intervals ranging from 1.92% CuEq3 over 3.00 m in DDH20-31 to 0.37% CuEq3 over 15.00 m in DDH20-40.

NOTES

1 See news release dated July 14, 2020.

2 Widths are core length, not true width of mineralized intersection.

3 CuEq Metal Prices: US$2.75/lb copper, US$1,500/oz gold, US$11.00/lb molybdenum, US$18.00/oz silver with no adjustment for metallurgical recovery.

Heather Seeley, P.Geo. is the qualified person responsible for drill results from the Casino Project exploration program.

QA/QC including assurance of chain of custody has been implemented. Split core samples are prepared and analyzed by ALS Chemex. Prepared samples are initially run using a four acid digestion process and conventional multi-element ICP-AES analysis. Additional assaying for total copper and molybdenum is run using a 4 acid digestion - AES or AAS method to a 0.001% detection limit.  Gold assays are run using 30 gram sample fire assay with an AA finish to a 0.005 ppm detection limit, with samples greater than 10 ppm finished gravimetrically. The QA/QC procedure involves regular submission of Certified Analytical Standards and property specific duplicates.

Initiation of Preliminary Economic Assessment for the Casino Project

On December 14, 2020, the Company announced the initiation of a Preliminary Economic Assessment (the "PEA") for the Casino project.  The Company has engaged the services of M3 Engineering & Technology Corporation of Tucson, Arizona ("M3") to conduct the PEA on Casino. M3, is a full-service engineering, procurement and construction management firm.  M3 also completed an updated Mineral Resource Statement on the Casino Project on July 14, 2020 (the "Resource"). Targeted completion of the PEA is 2nd quarter of 2021.

The PEA will be based on the 2020 Mineral Resource Statement and various engineering studies completed to-date. Scope of the project to be evaluated in the PEA will include: a large open-pit operation, a concentrator to recover copper, gold, silver and molybdenum minerals, and a solid waste facility to store mine waste rock and mill tailings. The project will also include a heap leach facility to recover gold, silver, and copper from oxide ore. Project infrastructure will include approximately 130 km of access road, and a captive power generation facility to meet the project electrical power demand.  The project will also include a relocated airport and some re-routed roads to lower the overall footprint.

The principal objective of the PEA will be to demonstrate positive economic indicators that justify further project development steps. In anticipation of positive outcomes from the PEA, Western is developing a plan for engineering, field investigations, test work, permitting and community relations activities to support the development of a feasibility study for the project.

4

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

Updated Resource Estimate

On July 14, 2020, Western reported an updated resource estimate for its wholly owned Casino copper-gold project.  The measured & indicated resource increased to 2.4 billion tonnes, measured & indicated gold increased to 14.5 million ounces plus 6.6 million ounces inferred and measured & indicated copper increased to 7.6 billion pounds plus 3.3 billion pounds inferred.

The new resource estimate is the first estimate since 2010 and includes results from the 2019 drilling campaign, and drilling performed from 2010 through 2012 that was not available when the 2010 model was developed.  It also incorporates an updated geologic model.

The Mill Resource, consisting of the supergene oxide, supergene sulfide, and hypogene zones, increased significantly from the December 2010 estimate (see Table 1).  Measured and indicated Mill Resource tonnes increased 106% from the prior estimate to 2.2 billion tonnes, primarily due to the upgrade of inferred resource to indicated.  Copper and gold contained in the new measured and indicated estimate also increased significantly to 7.4 billion pounds of copper and 12.7 million ounces of gold.

Table 1: Mill Resource in 2020 and 20101

July 2020 Mill Resource at $5.70 NSR Cut-Off

Class	Tonnes M	Copper (%)	Gold (g/t)	Moly (%)	Silver (g/t)	CuEq (%)	Copper (M lb)	Gold (M oz)	Moly (M lb)	Silver (M oz)
Measured	145.3	0.31	0.40	0.025	2.1	0.74	986	1.9	80.6	9.8
Indicated	2,028.0	0.14	0.17	0.016	1.4	0.33	6,448	10.9	731.0	90.4
M+I	2,173.3	0.16	0.18	0.017	1.4	0.36	7,434	12.7	811.6	100.2
Inferred	1,430.2	0.10	0.14	0.010	1.2	0.24	3,240	6.4	322.8	53.5

December 2010 Combined Supergene Oxide, Supergene Sulfide, and Hypogene Zones at 0.25% CuEQ Cut-Off

Class	Tonnes M	Copper (%)	Gold (g/t)	Moly (%)	Silver (g/t)	CuEq (%)	Copper (M lb)	Gold (M oz)	Moly (M lb)	Silver (M oz)
Measured	94	0.34	0.43	0.027	2.21	0.81	695	1.3	56	6.7
Indicated	963	0.19	0.21	0.022	1.66	0.43	3,991	6.6	466	51.3
M+I	1,057	0.20	0.23	0.022	1.71	0.42	4,686	7.9	522	58.0
Inferred	1,696	0.15	0.16	0.019	1.37	0.34	5,440	8.8	720	74.7

1See Technical Report dated October 26, 2020 for full disclosure.

The heap leach resource also increased from the 2010 estimate and is now 217 million tonnes at a gold grade of 0.27 g/t AuEq (see Table 2), containing 1.8 million ounces of gold, 13.3 million ounces of silver, and 167 million pounds of copper.

Table 2: Heap Leach Resource at $5.46 NSR Cut-Off

Class	Tonnes M	Copper (%)	Gold (g/t)	Silver (g/t)	AuEq (g/t)	Copper (M lb)	Gold (M oz)	Silver (M oz)
Measured	37.2	0.05	0.45	2.8	0.48	39.3	0.5	3.3
Indicated	180.2	0.03	0.21	1.7	0.23	127.2	1.2	10.0
M+I	217.4	0.03	0.25	1.9	0.27	166.5	1.8	13.3
Inferred	31.1	0.03	0.17	1.7	0.18	17.2	0.2	1.7

1See Technical Report dated October 26, 2020 for full disclosure.

The 2020 resource estimate was developed by Independent Mining Consultants, Inc. of Tucson, Arizona ("IMC") and is based on a block model developed by IMC during June 2020.  The Measured, Indicated, and Inferred Mineral Resources reported herein are contained within a floating cone pit shell to demonstrate "reasonable prospects for eventual economic extraction" to meet the definition of Mineral Resources in NI 43-101.

5

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

On November 3, 2020, the Company filed an independent technical report titled "Western Copper and Gold Corporation, Casino Project, Updated Mineral Resource Statement, Form 43-101F1 Technical Report, Yukon, Canada" dated effective July 3, 2020 and issued on October 26, 2020, prepared by Daniel Roth, P.E., P.Eng., Michael Hester, FAusIMM, Laurie Tahija, MMSA-QP; Carl Schulze, P. Geo. and Caroline Vallat, P. Geo. supporting the mineral resource estimate on its flagship Casino Project.

COVID-19 Policy

The Company has implemented a COVID-19 Policy to reduce the spread of COVID-19 at its exploration camp, and in the Yukon.  The Company will continue to follow the guidance issued by the Federal and Territorial governments for the operation of remote camps and mining operations.  All policies can be found on the Company's website.

Permitting

In November 2018, the Company completed the Best Available Tailings Technology ("BATT") Study, a major component of the environmental assessment application for the Casino Project.  The BATT Study was the culmination of an 18-month collaborative process that included participation by First Nations, the Yukon Environmental and Socio-economic Assessment Board ("YESAB") , and the Yukon Government.

Traditional Land Use Studies have now been completed for all First Nations identified by YESAB as being potentially impacted by the Casino Project.  These studies, which took place over the past two years, are central to the assessment of effects of the Casino Project and are therefore a critical step in the completion of the Environmental and Socio-Economic ("ESE") Statement.

The Company has initiated engineering activities to incorporate the outcomes of the BATT Study into the Facility design.

Infrastructure

In 2017, the Federal and Yukon Governments announced commitments to fund the upgrade for a portion of the existing access road to standards required for the Casino Project, as well as to fund a section of the additional 126 km of new access road to the Casino site.

On November 24, 2020, the Company announced Yukon Government and Little Salmon/Carmacks First Nation have reached an agreement (the "Agreement") to upgrade three bridges along the Freegold Road, which will benefit access to the Casino Project. The Agreement provides funding for Little Salmon/Carmacks First Nation to effectively participate in the planning, design, regulatory processes and construction activities of the project.

This Agreement represents the second project agreement for the Yukon Resource Gateway Project (the "Gateway Project") on the Freegold Road.  The Gateway Project includes funding for upgrading the initial 82 km of the existing access road to standards required for the Casino Project and 30% funding for the additional 126 km of new access road to the Casino site secured through commitments from the Yukon Government and the Federal Government.

The first project agreement on the Freegold Road was reached in April 2019 on the initial segment of the Freegold Road - the Carmacks Bypass. The Carmacks bypass will ensure the safety of Carmacks residents by redirecting industrial traffic away from the community and has recently moved through the Environmental Assessment process and has been recommended to proceed. Construction of the Carmacks bypass will begin following the issuance of required permits.

6

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

Exploration and evaluation expenditures

Western's recent activities have focused on exploration and drilling of the Casino Project. Capitalized expenditures for the periods presented were as follows:

For the year ended December 31,	2020	2019
	$	$
Acquisition costs	-	2,798,913
Claims maintenance	25,597	4,963
Engineering	168,002	93,307
Exploration and camp support	4,693,598	3,003,005
Permitting	128,968	185,845
Salary and wages	263,057	260,903
Share-based payments	93,766	82,010

TOTAL	5,372,988	6,428,946

Royalties and production payments

Certain portions of the Casino property remain subject to certain royalty obligations. The surviving royalties and agreements are as follows:

  2.75% NSR on the claims comprising the Casino project in favour of Osisko Gold Royalties Ltd. (“Osisko Gold”) pursuant to the Royalty Assignment and Assumption Agreement dated July 31, 2017 when 8248567 Canada assigned to Osisko Gold all of its rights, title and interest in the 2.75% NSR.

  5% Net Profits Interest (the “NPI”), as defined in the Casino B Option Agreement, remains in effect on the Casino B Claims and $1 million payment is required to be made to the original optionor within 30 days of achieving a commercial production decision.

  5% Net Profit Interest Royalty (the “NPI Royalty”) presently held by Archer-Cathro and Associates on the ANA claims pursuant to the NPI Royalty Agreement dated December 4, 1990 (the “NPI Royalty Agreement”) among Big Creek Resources Ltd., Rinsey Mines Ltd., and Renoble Holdings Inc.

7

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

SELECTED ANNUAL FINANCIAL INFORMATION

The following annual information has been extracted from the Company's audited annual consolidated financial statements.

As at and for the year ended	31-Dec-20	31-Dec-19	31-Dec-18
	$	$	$
Loss and comprehensive loss	2,033,357	1,766,448	2,856,160
Loss per share - basic and diluted	0.02	0.02	0.03
Cash, cash equivalents, and short-term investments	28,647,190	1,641,721	4,531,546
Exploration and evaluation assets	53,748,013	48,375,025	41,946,079
Total assets	83,810,068	50,458,763	46,889,013

Items that resulted in significant differences in the annual figures presented above are explained in the following narrative.

Loss and comprehensive loss

For the year ended December 31, 2020, the Company reported a loss and comprehensive loss of $2.03 million.  The 2020 loss and comprehensive loss is higher than 2019 due to a lower flow-through premium recovery recognized for the year ended December 31, 2020.

For the year ended December 31, 2019, the Company reported a loss and comprehensive loss of $1.76 million.  The 2019 figure is lower than 2018 due to a flow-through premium recovery as well as favourable variances in share-based compensation.  Additional variances are discussed further in the 'Results of Operation' section below.

Exploration and evaluation assets

During the year ended December 31, 2020, the Company completed a drilling and exploration program which consisted of 12,008m of drilling which resulted in an increase to exploration and evaluation assets compared to the year ended December 31, 2019.

During the year ended December 31, 2019, the Company acquired 311 mineral claims that comprise the Canadian Creek Property and the Company also completed field work for its 2019 drill campaign.  These resulted in an increase to exploration and evaluation assets compared to the year ended December 31, 2018.

Exploration costs incurred by the Company are capitalized, thus increasing the carrying value of exploration and evaluation assets from one year to the next.

Cash, cash equivalents, and short-term investments

Cash is used to fund ongoing operations.  Unless there is a significant financing transaction, total cash, cash equivalents and short-term investments is expected to decrease from one period to the next.

During the year ended December 31, 2020, the Company raised $35.2 million and expended $5.3 million most of which was expended on its 2020 drilling and exploration program.

During the year ended December 31, 2019, the Company raised gross proceeds of $3.35 million which was largely used towards its 2019 exploration program.

8

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

SELECTED QUARTERLY FINANCIAL INFORMATION

The following quarterly information has been extracted from the Company's unaudited condensed interim consolidated financial statements.

As at and for the quarter ended	31-Dec-20	30-Sep-20	30-Jun-20	31-Mar-20
	$	$	$	$
Loss and comprehensive loss	407,894	438,977	425,392	761,094
Loss per share - basic and diluted	0.00	0.00	0.00	0.01
Cash and short-term investments	28,647,190	2,946,363	5,974,801	2,809,957
Exploration and evaluation assets	53,748,013	53,222,045	49,617,686	48,724,375
Total assets	83,810,068	56,945,795	55,967,850	51,801,705

As at and for the quarter ended	31-Dec-19	30-Sep-19	30-Jun-19	31-Mar-19
	$	$	$	$
Loss and comprehensive loss	518,512	122,676	438,364	686,896
Loss per share - basic and diluted	0.00	0.00	0.00	0.01
Cash and short-term investments	1,641,721	2,507,950	5,297,396	3,640,957
Exploration and evaluation assets	48,375,025	48,093,950	43,106,620	42,082,913
Total assets	50,458,763	50,918,610	48,883,659	46,087,857

Items that resulted in significant differences in the quarterly figures presented above are explained in the following narrative.

Loss and comprehensive loss

The scale and nature of the Company's corporate and administrative activity have remained relatively consistent over the periods presented above.  Quarterly fluctuations in loss and comprehensive loss figures have mainly been driven by gains and losses related to foreign exchange and marketable securities, flow-through premium recovery and variances in stock-based compensation expense.

Exploration and evaluation assets

Expenditures incurred by the Company relating to its mineral properties are capitalized.  As a result, the carrying value of exploration and evaluation assets generally increases from period to period.

During the three months ended September 30, 2020, exploration and evaluation assets increased as the Company undertook a significant drilling and exploration program.

During the three months ended September 30, 2019, exploration and evaluation assets increased as the Company acquired 311 mineral claims that comprise the Canadian Creek Property and the Company completed field work for its 2019 drill campaign.

Cash, cash equivalents, and short-term investments

Cash is used to fund ongoing operations.  Unless there is a significant financing transaction, total cash, cash equivalents and short-term investments are expected to decrease from one period to the next.

During the three months ended December 31, 2020, the Company raised $28.7M through an equity offering which resulted in a significant increase to cash and cash equivalents.

9

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

RESULTS OF OPERATIONS

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
	$	$	$	$

Filing and regulatory fees	7,373	3,043	204,967	191,666
Office and administration	67,828	54,104	230,577	239,525
Professional fees	37,850	21,293	150,210	90,529
Rent and utilities	28,545	23,831	120,178	114,890
Share-based payments	226,023	110,824	557,101	406,399
Shareholder communication and travel	107,390	136,193	306,227	452,382
Wages and benefits	328,703	248,697	1,175,802	1,000,905

CORPORATE EXPENSES	803,712	597,985	2,745,062	2,496,296

Foreign exchange loss	3,690	2,930	7,237	3,753
Interest income	(7,812)	(6,797)	(14,115)	(57,866)
Flow-through premium recovery	(2,836)	(50,606)	(128,367)	(767,435)
Unrealized loss (gain) on marketable securities	(388,860)	(25,000)	(576,460)	91,700

LOSS AND COMPREHENSIVE LOSS	407,894	518,512	2,033,357	1,766,448

THREE MONTHS ENDED DECEMBER 31, 2020

Western incurred a loss of $407,894 (0.00 per common share) for the three months ended December 31, 2020, compared to a loss of $518,512 ($0.00 per common share) over the same period in 2019.  The scale and nature of the Company's administrative activity have remained generally consistent throughout these periods, but a few items led to differences in the comparative figures, as follows:

Share-based payments increased by $115,199 during the three months ended December 31, 2020, compared to the same period in 2019 due to timing, valuation, and recognition differences relating to the underlying stock option grants.

Shareholder communication and travel decreased by $28,803 during the three months ended December 31, 2020, compared to the same period in 2019 due to limited travel and promotion as a result of the COVID-19 pandemic.

Wages and benefits increased by $80,006 during the three months ended December 31, 2020, compared to the same period in 2019 as the Company approved and paid employee bonuses.  The Company did not pay employee bonuses during the three months ended December 31, 2019 Those bonuses were paid subsequent to the year ended December 31, 2019.

During the three months ended December 31, 2020, the Company recorded a flow-through premium recovery of $2,836 compared to a flow-through premium recovery of $50,606 during the three months ended December 31, 2019.

10

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

The Company recorded an unrealized gain on marketable securities of $388,860 during the three months ended December 31, 2020, compared to an unrealized gain of $25,000 during the same period in 2019 as a result of changes in the share price of the marketable securities held by Western at each period end date.

YEAR ENDED DECEMBER 31, 2020

Western incurred a loss of $2,033,357 ($0.02 per common share) for the year ended December 31, 2020, compared to a loss of $1,766,448 ($0.02 per common share) over the same period in 2019.  The scale and nature of the Company's administrative activity have remained generally consistent throughout these periods, but a few items led to differences in the comparative figures, as follows:

During the year ended December 31, 2020, professional fees increased by $59,681 compared to the same period in 2019 largely due to a general increase in legal activity.

Share-based payments increased by $150,702 during the year ended December 31, 2020, compared to the same period in 2019 due to timing, valuation, and recognition differences relating to the underlying stock option grants.

Shareholder communication and travel decreased by $146,155 during year ended December 31, 2020, compared to the same period in 2019 due to the COVID-19 pandemic, which resulted in limited travel and investor outreach activities.

Wages and benefits increased by $174,897 during the year ended December 31, 2020, compared to the same period in 2019 as the Company approved and paid employee bonuses related to 2020 and 2019 during the year ended December 31, 2020.  The Company also incurred higher costs related to employee wages and benefits.

During the year ended December 31, 2020, the Company recorded a flow-through premium recovery of $128,367 compared to a flow-through premium recovery of $767,435 during the year ended December 31, 2019.

Differences in the unrealized gains and losses on marketable securities are a result of changes in the share price of the marketable securities held by Western at each period end date.

11

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

LIQUIDITY AND CAPITAL RESOURCES

For the year ended December 31,	2020	2019
	$	$
CASH PROVIDED BY (USED IN)
Operating activities	(2,369,592)	(2,037,520)
Financing activities	34,686,086	3,084,640
Investing activities	(5,311,025)	(2,431,784)

CHANGE IN CASH AND EQUIVALENTS	27,005,469	(1,384,664)

Cash and cash equivalents - beginning	1,641,721	3,026,385

CASH AND CASH EQUIVALENTS	28,647,190	1,641,721

Cash and cash equivalents totaled $28.6 million as at December 31, 2020 (December 31, 2019 - $1.6 million).  Western's net working capital as at December 31, 2020 totaled $28.6 million (December 31, 2019 - $1.6 million).

Western is an exploration stage company.  As at the date of this report, the Company has not earned any production revenue.  It depends heavily on its working capital balance and its ability to raise funds through capital markets to finance its operations.  Although the Company expects that the current working capital balance will be sufficient to fund anticipated operating activities in the next twelve months, it will require significant additional funding to complete the development and construction of the Casino mine.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company's ability to continue as a going concern is substantially dependent on its ability to raise funds necessary to acquire assets, perform exploration and development activities, and conduct its corporate affairs primarily through the issuance of its common shares. There is a risk that in the future the Company may not be able to raise the capital required to fund operations.

Operating activities

The significant components of operating activities are discussed in the Results of Operations section above.

Financing activities

During the year ended December 31, 2020, the Company completed financings for aggregate proceeds of $35.2 million.  During the year ended December 31, 2019, the Company completed a brokered private placement for aggregate proceeds of $3.35 million.

During the year ended December 31 2020, the Company received $854,834 from the exercise of stock options.  During the year ended December 31, 2019, the Company received $72,000 from the exercise of stock options.

Investing activities

Investing activities include both mineral property expenditures, and purchases and redemptions of short-term investments.  Investments with an original maturity of greater than three months are considered short-term investments for accounting purposes.  Purchases and redemptions of short-term investments are mainly driven by cash requirements and available interest rates.

12

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

During the year ended December 31, 2020, Western spent $5.3 million on exploration and evaluation expenditures.  During the year ended December 31 2019, Western expended $3.9 million on mineral property activities.

The majority of the mineral property expenditures incurred during the year ended December 31, 2020, relate to the Company's drill and exploration program.  A summary of activities relating to the Casino Project is available under the Casino Project Update section at the beginning of this report.

OUTSTANDING SHARE DATA

As at the date of this report, the Company has 135,797,635 common shares outstanding. The Company also has 6,875,000 stock options outstanding with exercises prices ranging from $0.75 to $1.66 and 1,500,000 warrants with an exercise price of $0.85.

CONTRACTUAL OBLIGATIONS

The Company is committed to incurring on or before December 31, 2021 qualifying Canadian exploration expenses ("Qualifying CEE") in the amount of $4,480,000 with respect to the flow-through share financing completed on June 1, 2020.

As at December 31, 2020, the Company had incurred approximately $4,322,278 of Qualifying CEE and had a remaining commitment to incur Qualifying CEE of $157,722.

The Company has no off-balance sheet arrangements, no lease agreements with non-cancellable terms and no long-term obligations other than those described throughout this document, or in the description of exploration and evaluation assets contained in the notes to the consolidated financial statements.

KEY MANAGEMENT COMPENSATION

The Company's related parties also include its directors and officers, who are the key management of the Company.  The remuneration of directors and officers during the periods presented was follows:

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
	$	$	$	$
Salaries and director fees	321,016	206,172	968,769	832,566
Share-based payments	210,299	103,167	520,255	367,133

KEY MANAGEMENT COMPENSATION	531,315	309,339	1,489,024	1,199,699

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized during the years presented above.

During the year ended December 31, 2020, a director of the Company was indirectly paid $270,000 for marketing and financial advisory services.

SIGNIFICANT ACCOUNTING ESTIMATES

Use of estimates

The preparation of financial statements in conformity with IFRS requires to exercise judgement in the process of applying its accounting policies and to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.  Differences may be material.

13

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

Exploration and evaluation assets

The carrying amount of the Company's exploration and evaluation assets represents costs net of write-downs and recoveries to date and does not necessarily reflect present or future values.  Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral properties.

The Company's assets are reviewed for indication of impairment at each balance sheet date.  If indication of impairment exists, the assets' recoverable amount is estimated.  If the assets' carrying amount exceeds the recoverable amount then an impairment loss is recognized in the statement of loss. The Company's review did not identify any indication of impairment.

Environmental site reclamation

As at December 31, 2020, the Company had not recognized an amount for environmental site reclamation, however, minimum standards for site reclamation have been established by various governmental agencies that affect certain operations of the Company.  The determination of reclamation costs requires assumptions with respect to future expected costs and legislation in effect at that time.  Changes in these assumptions could have a material effect on the amount required to be recognized as an environmental reclamation provision.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for designing, establishing, and maintaining a system of disclosure controls and procedures.  Disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to management, particularly during the period in which the annual filings are being prepared and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2020.  As a result of the material weakness identified during the assessment of internal control over financial reporting, as described below, management has also concluded that its disclosure controls and procedures were not effective as at December 31, 2020.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing, establishing, and maintaining a system of internal control over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada.

In making this assessment, the Company's management used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 2013 Internal Control-Integrated Framework.

The Chief Executive Officer and the Chief Financial Officer assessed the design and the operating effectiveness of the Company's internal control over financial reporting as of December 31, 2020.

14

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

Based on that assessment, management concluded that, as at December 31, 2020, the Company's internal control over financial reporting was not effective due to the existence of a material weakness.  A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process.  The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports.  He is also responsible for preparing and reviewing the resulting financial reports.  This weakness has the potential to result in material misstatements in the Company's financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the audit committee has agreed that taking into account the present stage of Western's development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.  The Company has exposure to liquidity, credit, and market risk from the use of financial instruments.  Financial instruments consist of cash and cash equivalents, marketable securities, certain other assets, and accounts payable and accrued liabilities.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due.  The Company uses cash forecasts to ensure that there is sufficient cash on hand to meet short-term business requirements.  Cash is invested in highly liquid investments which are available to discharge obligations when they come due.  The Company does not maintain a line of credit.

Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents.  These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested.  To limit its credit risk, the Company uses a restrictive investment policy.  The carrying amount of financial assets recorded in the financial statements, net of any allowance for losses, represents Western's maximum exposure to credit risk.

Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities.  The Company has no control over these fluctuations and does not hedge its investments.  Marketable securities are adjusted to fair value at each balance sheet date.

As at December 31, 2020 and 2019, the carrying amounts of cash and cash equivalents, certain other assets, and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments. The fair value of the marketable securities is determined by reference to published price quotations in an active market (classified as level 1 in the fair value hierarchy).

15

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

FORWARD-LOOKING STATEMENTS

This management discussion and analysis ("MD&A") and certain information incorporated by reference in this MD&A contain certain forward-looking statements concerning Western's strategy, projects, plans or future financial or operating performance.  All statements that are not statements of historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Certain forward looking information may also be considered future-oriented financial information ("FOFI") as that term is defined in NI 51-102.  The purpose of disclosing FOFI is to provide a general overview of management's expectations regarding the anticipated results of operations and capital expenditures and readers are cautioned that FOFI may not be appropriate for other purposes. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", "targets", "plans", "goals" and similar expressions, or statements that events, conditions or results "will", "may", "could", "should" or "would" occur or be achieved. Such forward-looking statements are set forth, among other places, under the heading "Casino Project Update" and elsewhere in the MD&A and may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results (including projected economic returns, operating costs and capital costs in connection with the Casino Project); cash flow forecasts; exploration results at the Company's property; budgets; work programs; permitting or other timelines; the Company's engagement with local communities to manage the COVID-19 pandemic; estimated timing for construction of, and production from, any new projects; strategic plans, including without limitation Western's strategy and plans in respect of environmental and social governance issues; market price of precious and base metals; expectations regarding future price assumptions, financial performance and other outlook or guidance or other statements that are not statements of historical fact.

Forward-looking statements are necessarily based upon a number of estimates and assumptions, including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management's experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material assumptions used to develop the forward-looking statements herein include assumptions that (1) prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates will not change in a materially adverse manner, (2) requisite capital and financing will be available on acceptable terms, (3) equipment and personnel required for permitting, construction and operations will be available on a continual basis, (4) no unforeseen delays, unexpected geological or other effects, equipment failures, or permitting or other delays, and (5) general economic, market or business conditions will not change in a materially adverse manner and as more specifically disclosed throughout this document, and in the AIF and Form 40-F.

16

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other known or unknown factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; the speculative nature of mineral exploration and development; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; changes in project parameters as plans continue to be refined; risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; the benefits expected from recent transactions being realized; failure to comply with environmental and health and safety laws and regulations; risks related to cooperation of government agencies and First Nations in the exploration and development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; uncertainty as to timely availability of permits and other approvals; non-renewal of key licenses by governmental authorities; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in the Company's credit ratings; the impact of inflation; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company or its affiliates do or may carry on business in the future; risks associated with illegal and artisanal mining; risks associated with new diseases, epidemics and pandemics, including the effects and potential effects of the global COVID-19 pandemic; the possibility that future exploration results will not be consistent with the Company's expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation and legal and administrative proceedings; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; the Company's ability to successfully integrate acquisitions or complete divestitures; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies. Western also cautions that its 2020 guidance, projections, plans and strategy may be impacted by the unprecedented business and social disruption caused by the spread of COVID-19.

All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Readers are cautioned that forward-looking statements are not guarantees of future performance.

17

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

The MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada as of the date of this MD&A, which differ in certain material respects from the disclosure requirements of United States securities laws.  The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  The definitions of these terms differ from the definitions of such terms for purposes of the disclosure requirements of the SEC and contained in Industry Guide 7 of the SEC.  Under Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in NI 43-101 and required by NI 43-101 to be used for disclosure of mineral resources.  These terms, however, are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the SEC.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.  "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations.  In contrast, the SEC only permits U.S. companies to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained and incorporated by reference into this MD&A that describes the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

18